Exhibit 99.7

Gewone en buitengewone algemene vergaderingen van 28 april 2020
Annual and extraordinary shareholders' meetings of 28 April 2020

Galápagos

Kennisgeving van deelname

(enkel te gebruiken door houders van aandelen op naam en houders van inschrijvingsrechten op naam)

De ondergetekende:

(Naam en adres / Name and address)

heeft kennis genomen van de gewone en buitengewone algemene vergaderingen van **Galapagos NV** (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de "**Vennootschap**"), die achtereenvolgens zullen plaatsvinden op dinsdag 28 april 2020 om 14 uur op de zetel van de Vennootschap,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze algemene vergaderingen deel te nemen,

met de volgende effecten:

_______ *(Aantal)* aandelen op naam; en/of

_______ *(Aantal)* inschrijvingsrechten van de Vennootschap.

Notification of participation

(to be used by holders of registered shares and holders of registered subscription rights only)

The undersigned:

has taken notice of the annual and extraordinary shareholders' meetings of **Galapagos NV** (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the "**Company**"), to be held sequentially on Tuesday 28 April 2020 at 2:00 p.m. (CET) at the registered office of the Company,

and hereby notifies the Company of his/her/its intention to participate in these shareholders' meetings,

with the following securities:

_______ *(Number)* registered shares, and/or

_______ *(Number)* subscription rights of the Company.

(Datum / Date)

____

(Naam / Name)

____

(Handtekening / Signature)

De ondertekende kennisgeving dient **uiterlijk op 22 april 2020** toe te komen op de zetel van Galapagos NV. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die wensen deel te nemen of zich te laten vertegenwoordigen of te stemmen op afstand moeten tevens voldoen aan de toelatingsvoorwaarden zoals beschreven in de oproeping tot de algemene vergaderingen.

The signed notification must be received **at the latest on 22 April 2020** at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to attend or to be represented by proxy or to vote remotely must also comply with the admission conditions as described in the convening notice to the shareholders' meetings.

Galapagos NV | Kennisgeving van deelname AV & BAV 28 april 2020 | Attendance notification AGM & EGM 28 April 2020 P. 1 | 1